SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

FreeMarkets, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

356602102

(CUSIP Number)

James W. Frankola

Executive Vice President and

Chief Financial Officer

Ariba, Inc.

807 11th Avenue

Sunnyvale, California 94089

(408) 390-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Brooks Stough, Esq.

C/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP

155 Constitution Drive, Menlo Park, CA 95025

(650) 321-2400

January 23, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Exhibit Index on Page 10

CUSIP NO. 356602102	13 D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ariba, Inc. 770439730

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER N/A 8. SHARED VOTING POWER 3,523,510[1] 9. SOLE DISPOSITIVE POWER N/A 10. Shared Dispositive Power N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,523,510

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

1  Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because Ariba, Inc. may be deemed to have beneficial ownership of 3,523,510 shares of FreeMarkets, Inc. Common Stock (all of which, excluding options exercisable within 60 days from the execution of the Voting Agreements, are outstanding as of January 23, 2004) as a result of the Voting Agreements (described in this Statement) between Ariba, Inc. and certain stockholders of FreeMarkets, Inc. The Voting Agreements also apply to shares of FreeMarkets, Inc. Common Stock acquired by the stockholders party to the Voting Agreements pursuant to the exercise of options or otherwise, as described in the Voting Agreements. The filing of this Statement shall not be construed as an admission that Ariba, Inc. is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of FreeMarkets, Inc. Common Stock subject to the Voting Agreements.

CUSIP NO. 356602102	13 D	Page 3 of 10 Pages

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.3%[2]

14.	TYPE OF REPORTING PERSON* CO

*See instructions before filing out.

2  The calculation of the percentage is based on the number of shares of FreeMarkets, Inc. Common Stock outstanding as of January 23, 2004 (as represented by FreeMarkets, Inc. in the Merger Agreement (described in this Statement)).

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ITEM 1.

SECURITY AND ISSUER.

This statement relates to shares of common stock (the “Common Stock”), par value $0.01 of FreeMarkets, Inc. (the “Company” or “FreeMarkets”). The Company’s principal executive offices are located at 210 Sixth Avenue, Pittsburgh, Pennsylvania, 15222.

ITEM 2.

IDENTITY AND BACKGROUND.

(a)    This statement is filed by Ariba, Inc. (“Ariba”), a Delaware corporation (“the Reporting Person”).

(b)    The address of the principal business office for the Reporting Persons is 807 11th Avenue, California 94089. The business address of each of Ariba’s directors and executive officers, as of the date hereof, is c/o Ariba, Inc., 807 11th Avenue, Sunnyvale, CA 94089.

(c)    The principal business of Ariba is providing Enterprise Spend Management Solutions to global customers.

(d)    Duringthe last five years the Reporting Person has not been convicted in a criminal proceeding.

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, of each executive officer and director of the Reporting Person.

During the last five years, to the knowledge of the Reporting Person, none of the Reporting Person’s directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

Source and Amount of Funds or Other Consideration.

On January 23, 2004, Ariba, Fleet Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Ariba (“Merger Sub”), and FreeMarkets entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”).

Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval of the stockholders of FreeMarkets and Ariba and regulatory approvals), Merger Sub will merge with and into FreeMarkets and thereafter FreeMarkets will merge with and into Ariba, both steps of which will occur as part of a single integrated plan (the

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“Merger”). As a result of the Merger, each issued and outstanding share of FreeMarkets Common Stock, other than those shares of FreeMarkets Common Stock held by Ariba, Merger Sub, any other subsidiary of Ariba, FreeMarkets or any subsidiary of FreeMarkets, will be converted into the right to receive 2.25 shares of Ariba common stock, par value $0.002 per share (“Ariba Common Stock”), and $2.00 in cash. Ariba expects to obtain the necessary funds to pay the cash portion of the consideration from available cash and working capital.

As an inducement to Ariba to enter into the Merger Agreement and in consideration thereof, certain stockholders of FreeMarkets, all of whom are officers and directors of FreeMarkets (each, a “Stockholder” and collectively, the “Stockholders”) entered into certain Voting Agreements with Ariba (collectively, the “Voting Agreements”). In addition, the Stockholders granted to Ariba, acting through its board of directors, an irrevocable proxy with respect to the shares covered by the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 4.

Purpose of Transaction.

As described in Item 3 above, pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval of the Merger by stockholders of FreeMarkets and Ariba and regulatory approvals), Merger Sub will merge with and into FreeMarkets and thereafter FreeMarkets will merge with and into Ariba, both steps of which will occur as part of a single integrated plan. Once both steps of Merger are consummated, Merger Sub and FreeMarkets will cease to exist as corporations and all of the business, assets, liabilities and obligations of Merger Sub and FreeMarkets will be merged into Ariba with Ariba remaining as the surviving corporation (the “Surviving Corporation”).

As an inducement to Ariba to enter into the Merger Agreement and in consideration thereof, Ariba and the Stockholders entered into the Voting Agreements. Each Stockholder has, by such Stockholder’s execution of a Voting Agreement, agreed that at every meeting of the stockholders of FreeMarkets, however called, and at every adjournment thereof, and in every action by consent of the stockholders of FreeMarkets, such Stockholder shall, provided that such Stockholder has not received notice from Ariba (which notice may be delivered at any such meeting) stating Ariba’s intention to exercise the Proxy (as defined below) at such meeting, appear at any such meeting or otherwise cause all shares of FreeMarkets Common Stock beneficially owned by it (with respect to each Stockholder, the “Shares”) to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented) such Stockholder’s Shares: (i) in favor of the adoption of the Merger Agreement by FreeMarkets and in favor of other transactions contemplated by the Merger Agreement; (ii) against any merger, consolidation, sale of assets, recapitalization or other business combination involving FreeMarkets (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation, or warranty or any other obligation or agreement of FreeMarkets under the Merger Agreement or which would result in any of the conditions to FreeMarkets’ obligations under the Merger Agreement not being fulfilled; and (iii) in favor of any other matter relating to

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consummation of the transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Voting Agreements, each Stockholder delivered to Ariba a proxy in the form attached as Exhibit B to the Voting Agreement (collectively, the “Proxies”), which such Stockholder agreed shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

The beneficial ownership of shares of FreeMarkets Common Stock is acquired pursuant to the Voting Agreements and the Proxies, which were entered into in connection with the Merger Agreement. The purpose of the Voting Agreements is to assist Ariba and FreeMarkets in consummating the Merger and other transactions contemplated by the Merger Agreement.

If the Merger is consummated as planned, the FreeMarkets Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and will cease to be authorized to be quoted on The Nasdaq Stock Market, Inc.’s National Market.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 5.

Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of 3,523,510 shares of FreeMarkets Common Stock (all of which, excluding options exercisable within 60 days of the execution of the Voting Agreements, are outstanding as of January 23, 2004), constituting 8.3% of the issued and outstanding shares of FreeMarkets Common Stock, and may be deemed to have the shared power to vote such shares in the manner described in Item 4. However, the Reporting Person is not entitled to any rights as a stockholder of FreeMarkets as to such shares, apart from such limited voting rights. The Reporting Person does not have the power to dispose of such shares. The calculation of the foregoing percentage is based on the number of shares of FreeMarkets Common Stock outstanding as of January 23, 2004 (as represented by FreeMarkets in the Merger Agreement).

Except as disclosed in this Item 5(a)-(b), neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any shares of FreeMarkets Common Stock or has the right to acquire any shares of FreeMarkets Common Stock.

The filing of this Statement shall not be construed as an admission by the Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of FreeMarkets Common Stock owned by the Stockholders.

(c) Except as disclosed in this Statement, none of Ariba nor, to its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the FreeMarkets Common Stock during the past 60 days.

(d) Other than as described herein, to the knowledge of Ariba, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from

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the sale of, the Shares which may be deemed beneficially owned by Ariba.

(e) Not applicable.

References to, and descriptions of, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

In addition to containing agreements regarding Stockholders voting their Shares, the Voting Agreements subjects the Stockholders’ Shares to certain restrictions on transfer.

Pursuant to the Voting Agreements, until termination of the Voting Agreements in accordance with their terms, each Stockholder has agreed that, except as contemplated by the Voting Agreement and the Merger Agreement, such Stockholder shall not, sell, pledge, encumber, transfer or otherwise dispose of, deposit into a voting trust or enter in to a voting agreement or arrangement or grant any proxy with respect to, or enter into any contract, commitment option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, pledge, encumbrance, transfer or other disposition of any of such Stockholder’s Shares.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization among Ariba, Inc., Fleet Merger Corporation, and FreeMarkets, Inc., dated as of January 23, 2004.

2	Form of Voting Agreement between Ariba, Inc. and certain stockholders of FreeMarkets, Inc., dated as of January 23, 2004.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2004	Ariba, Inc.
/s/ James W. Frankola
Executive Vice President and Chief Financial Officer

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SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Name	Present Business Address	Present Principal Occupation	Citizenship

Robert M. Calderoni	807 11th Avenue Sunnyvale, CA 94089	President, Chief Executive Officer and Director – Ariba	USA

Richard A. Kashnow	c/o 807 11th Avenue Sunnyvale, CA 94089	Director – Ariba Consultant	USA

Robert E. Knowling, Jr.	c/o 807 11th Avenue Sunnyvale, CA 94089	Director – Ariba Chief Executive Officer – New York Leadership Academy	USA

Thomas F. Monahan	c/o 807 11th Avenue Sunnyvale, CA 94089	Director – Ariba Professor of Accounting— Villanova University	USA

Richard F. Wallman	c/o 807 11th Avenue Sunnyvale, CA 94089	Director – Ariba	USA

James W. Frankola	807 11th Avenue Sunnyvale, CA 94089	Executive Vice President and Chief Financial Officer – Ariba	USA

Kevin Costello	807 11th Avenue Sunnyvale, CA 94089	Executive Vice President of Sales and Solutions – Ariba	USA

Michael Schmitt	807 11th Avenue Sunnyvale, CA 94089	Executive Vice President and Chief Marketing Officer – Ariba	USA

John True	807 11th Avenue Sunnyvale, CA 94089	Executive Vice President of Ariba Worldwide Sales – Ariba	USA

Craig Federighi	807 11th Avenue Sunnyvale, CA 94089	Chief Technology Officer – Ariba	USA

H. Tayloe Stansbury	807 11th Avenue Sunnyvale, CA 94089	Executive Vice President, Engineering– Ariba	USA

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EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization among Ariba, Inc., Fleet Merger Corporation., and FreeMarkets, Inc., dated as of January 23, 2004.

2	Form of Voting Agreement among Ariba, Inc. and certain stockholders of FreeMarkets, Inc., dated as of January 23, 2004.

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